Exhibit 99.82

VERSES

VERSES Takes the Global Stage in Events Surrounding the World Economic Forum Annual Meeting 2024

Chief Scientist Karl Friston will be Featured in Discussions hosted by The Financial Times, CNBC and AXIOS

VANCOUVER, British Columbia, Jan. 12, 2024 -- VERSES AI Inc. (CBOE: VERS) (OTCQX: VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in next-generation intelligent software systems, announces that it will be sending a leadership team to The World Economic Forum Annual Meeting 2024, taking place on 15-19 January in Davos, Switzerland, where they will participate in a number of discussions including meetings, interviews and podcasts.

The VERSES team begins with an early kickoff event on Sunday, January 14th, with an exclusive interview with the podcast "The Centaurs," presented by The Financial Times and Casper Labs. The discussion will focus on the transformational power of generative AI and innovative uses of AI and technology.

On January 18th, several notable discussions are scheduled, including the CNBS Panel with Gillian Tett of the Financial Times and the AXIOS Panel hosted by their Global Technology Correspondent Ryan Heath. Karl Friston, VERSES Chief Scientist, will be joined by a number of figures, including Igor Tulchinsky, founder, chairman, and CEO of WorldQuant; other VIPs to be announced.

"VERSES is excited for the opportunity to contribute our perspective on the transformative power of intelligent software systems at Davos this year. In an era of unprecedented challenges, we believe in the potential of technology to drive positive change and shape a more connected and innovative world," said Gabriel René, Founder and CEO of VERSES.

Key members of the VERSES leadership team attending the World Economic Forum Annual Meeting 2024 include:

- Gabriel René, Founder and CEO
- Dan Mapes, Founder and President
- Karl Friston, Chief Scientist
- Philippe Sayegh, Chief Adoption Officer
- Jason Fox, Chief Technology Officer
- Mahault Albarracin, Director of Innovations, R&D
- Guido Maria Magliano, Director of Operations

For media inquiries or to schedule interviews with the VERSES leadership team during the World Economic Forum Annual Meeting 2024, please contact press@verses.ai.

About The World Economic Forum Annual Meeting
The 54th Annual Meeting of the World Economic Forum will provide a crucial space to focus on the fundamental principles driving trust, including transparency, consistency and accountability. This Annual Meeting will welcome over one hundred governments, all major international organizations, one thousand Forum's Partners, as well as civil society leaders, experts, youth representatives, social entrepreneurs, and news outlets. For further information, visit: https://www.weforum.org

About VERSES
VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius can learn, adapt, and interact with the world. Key features of Genius include generalizability, predictive queries, real-time adaptation, and an automated computing network. Built on open standards, Genius transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and X.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Eric Holder, Director of Communications, VERSES AI Inc. press@verses.ai
Emily Schwarts, Bryson Gillette PR, versespress@brysongillette.com

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca